

June 21, 2010

Mr. Michael B. Campbell
President, Chief Executive Officer and Director
Resource Holdings, Inc.
11753 Willard Avenue
Tustin, CA 92782

> **Re: SMSA El Paso II Acquisition Corp.**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 17, 2010**
> **File No. 0-53334**

Dear Mr. Campbell:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

1. It appears from disclosure within your Form 8-K filed on June 21, 2010, that a review of your interim financial statements for the quarter ended March 31, 2010 was not completed. Therefore, be advised that your Form 10-Q is considered substantially deficient and not timely filed. Please amend your Form 10-Q to include the following disclosures:

    a. Identify the report as deficient;
    b. Label the columns of the financial statements as "not reviewed"; and
    c. Describe how the Company will remedy the deficiency

    In addition, please confirm to us that you will file an amendment to remove the references to the deficiency and the financial statements as "not reviewed" once the review is completed by a registered accounting firm.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Ryan C. Milne
Accounting Branch Chief